EXPENSE LIMITATION AGREEMENT

THIS AGREEMENT is effective as of the 16th day of June, 2011, between Nuveen Fund Advisors, Inc. (the “Adviser”) and Nuveen Investment Trust III (the “Trust”).

WHEREAS, the Trust includes the investment portfolios set forth on Exhibit A hereto (each a “Fund” and, collectively, the “Funds”), each of which offers one or more classes of shares; and

WHEREAS, the Adviser wishes to contractually limit fees and reimburse expenses for the Funds as set forth on Exhibit A; and

WHEREAS, it is in the interests of both the Adviser and the shareholders of each Fund to limit Fund expenses as set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree that the Adviser will waive fees and reimburse expenses so that total annual fund operating expenses (excluding 12b-1 distribution and service fees, interest expenses, taxes, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed the amount set forth in Exhibit A for any class of a Fund’s shares. The Adviser agrees that it may not be reimbursed by the Trust for the fees waived or reimbursements made by the Adviser under the terms of this agreement. The Adviser agrees to continue the foregoing expense limits through the date set forth on Exhibit A. Thereafter, any expense limit may be changed upon prior notice to the Trust’s Board of Trustees.

IN WITNESS WHEREOF, the parties have signed this agreement as of the day and year first above written.

NUVEEN FUND ADVISORS, INC.		NUVEEN INVESTMENT TRUST III

By:	/s/ Kathleen L. Prudhomme	By:	/s/ Kathleen L. Prudhomme
Name:	Kathleen L. Prudhomme	Name:	Kathleen L. Prudhomme
Title:	Managing Director	Title:	Vice President

Exhibit A

Fund & Share Class	Total Annual Operating Expenses Limitation as a Percentage of Average Daily Net Assets	Expiration
Nuveen Multi-Strategy Core Bond Fund	0.70%	January 31, 2013

Nuveen Short Duration Bond Fund	0.60%	January 31, 2013